                                                  --------------------------
                                                  OMB APPROVAL
                                                  __________________________
                    UNITED STATES                 OMB Number 3235-0145
         SECURITIES AND EXCHANGE COMMISSION       Expires: August 31, 1999
               WASHINGTON, D.C.  20549            Estimated average burden
                                                  hours per form. . . .14.90
                                                  --------------------------

                              Amendment No. 1 to
                                 SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (Amendment No. 1)*

                    UNITED PAYORS & UNITED PROVIDERS, INC.
--------------------------------------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  911319 10 1
         -------------------------------------------------------------
                                (CUSIP Number)

     Thomas L. Blair, 2275 Research Boulevard, Rockville, Maryland 20850
                                (301) 548-1000
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                               February 25, 1999
        --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13(d)-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].


                                                                 SEC 300 (07-98)

                                  SCHEDULE 13D
-----------------------                             ----------------------------
CUSIP No. 911319 10 1                                 Page 2 of 7 Pages
-----------------------                             ----------------------------

--------------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

      Thomas L. Blair and/or Alice M. Blair
--------------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [ ]
                                                           (b) [ ]
--------------------------------------------------------------------------------
 3  SEC USE ONLY
--------------------------------------------------------------------------------
 4  SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
 5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e)                                                     [ ]
--------------------------------------------------------------------------------
 6  CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------

                 7  SOLE VOTING POWER
   NUMBER OF
    SHARES            2,611,900
 BENEFICIALLY   ----------------------------------------------------------------
   OWNED BY      8  SHARED VOTING POWER
     EACH
   REPORTING
    PERSON      ----------------------------------------------------------------
     WITH        9  SOLE DISPOSITIVE POWER

                      2,611,900
                ----------------------------------------------------------------
                10  SHARED DISPOSITIVE POWER

                      4,500,000
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      7,111,900 Shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);

      40.5%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON

      IN
--------------------------------------------------------------------------------

Item 1.   Security and Issuer.
          -------------------

     This Amendment No. 1 to Schedule 13D (this "Schedule") relates to the shares of common stock, par value $.01 per share, of United Payors & United Providers, Inc. ("Common Stock"), a corporation organized under the laws of the state of Delaware (the "Company"). The principal executive offices of the Company are located at 2275 Research Boulevard, Rockville, Maryland 20850.

Item 2.   Identity and Background.
          -----------------------

     (a) This Schedule is being filed by Thomas L. and Alice M. Blair.

     (b) Their address is in care of United Payors & United Providers, Inc., 2275 Research Boulevard, Rockville, Maryland 20850.

     (c) Mr. Blair is Chairman of the Board and Chief Executive Officer of the Company, with its business address at 2275 Research Boulevard, Rockville, Maryland 20850.

     (d) Neither Mr. nor Mrs. Blair has ever been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the past five years, neither Mr. nor Mrs. Blair has ever been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. and Mrs. Blair are citizens of the United States of America.

Item 3.   Source and Amount of Funds or Other Consideration.
          --------------------------------------------------

     The source of the $13,225,000 paid by Mr. Blair to the Independent Divestment Trust (the "Trust") as discussed in Items 5 and 6 below was personal funds. On the day of payment to the Trust, Mr. Blair received an aggregate of $25.5 million (before taxes) from the sale of Common Stock and an option to purchase Common Stock, as discussed in Items 5 and 6 below. Mr. Blair has not identified the source of funds to be used to make the remainder of the payment required to complete the purchase of the 4,500,000 shares of Common Stock from the Trust (the "Trust Shares"), as discussed in Items 5 and 6. Such additional funds could involve borrowings or arrangements whereby proceeds from the sale of such shares could be utilized to complete the purchase.

Item 4.   Purpose of Transaction.
          -----------------------

     Mr. Blair acquired beneficial ownership of the Trust Shares on February 25, 1999, for investment and to facilitate the divestment of those shares by Principal HealthCare, Inc., an indirect, wholly owned subsidiary of Principal Mutual Holding Company (collectively, "Principal Mutual"). Also, on February 25, 1999 Mr. Blair sold 700,000 shares of Common Stock and an option to purchase 2,250,000 shares of Common Stock (the "Option"), as discussed in Items 5 and 6 below. Proceeds from these transactions were used to pay the $13,225,000 partial payment to the Trust for the Trust Shares. Mr. Blair has served as Chairman of the Board and Chief Executive Officer of the Company since its formation.

     Except as disclosed in response to Items 5 and 6 below, Mr. Blair has no specific plans or proposals which relate to or would result in any of the actions referred to in the text of Item 4 of Schedule 13D, but retains the right to take all such actions as he deems appropriate to maximize his investment in the Company. In addition, Mr. Blair will participate in Board of Director decisions affecting the Company. Mr. Blair reserves the right to buy or sell shares of Common Stock in market or privately negotiated transactions as he determines. Mr. Blair may resell shares acquired from the Trust when acquired, or may retain some or all of such shares for investment.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) Mr. and Mrs. Blair beneficially own an aggregate of 7,111,900 shares of Common Stock, 40.5% of outstanding shares, of which (i) 4,500,000 shares, 25.6% of outstanding shares, are the Trust Shares which Mr. Blair has contracted to purchase (and the Trust has contracted to sell to Mr. Blair) and (ii) 2,250,000 shares, 12.8% of outstanding shares, are subject to the Option which Mr. Blair has granted to Capital Z Financial Services Fund II, L.P. and an affiliate ("Capital Z").

     (b) Mr. and Mrs. Blair currently have the sole power to vote 2,611,900 shares of Common Stock, 14.9% of outstanding shares.

     Mr. and Mrs. Blair currently have the power to dispose of 7,111,900 shares of Common Stock (which includes the Trust Shares). However, 2,250,000 of those shares are subject to the Option. Since the Trust currently holds the Trust Shares, those Trust Shares are reported as subject to shared dispositive power with the Trust.

     (c) During the past sixty days, Mr. and Mrs. Blair have effected the following purchases and sales of shares of Common Stock:

          (1) On February 25, 1999, Mr. Blair contracted to purchase and the Trust contracted to sell the Trust Shares as described in Item 6. The purchase price for the Trust Shares to be paid by Mr. Blair to the Trust is $27.60 per share, subject to possible adjustment as set forth in the Securities Purchase Agreement. See Item 6 below for additional details. Mr. Blair paid $13,225,000 to the Trust as an initial payment for the Trust Shares.

          (2) On February 25, 1999, Mr. Blair sold to Capital Z 700,000 shares of Common Stock at $20 per share and the Option to purchase an additional 2,250,000 shares of Common Stock. The Option is exercisable at $27.60 per share, of which Mr. Blair has received a non-refundable $6.00 per share.

Item 6.   Contracts, Arrangements, Understandings, or Relationships with Respect
          ----------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

          The Securities Purchase Agreement is discussed in Item 5 above.

     While it holds Trust Shares, the Trust is required to vote the Trust Shares in the same proportion as all other shares of Common Stock voted by the Company's other stockholders on any matter submitted to a vote of stockholders; except that the Trust is directed to vote the Trust Shares for certain amendments to the Company's Certificate of Incorporation submitted by the Board of Directors for approval by stockholders at the next Annual Meeting of Stockholders. These amendments are discussed below.

     The Company has granted registration rights which will permit Capital Z to have the Company file registration statements under the Securities Act of 1933 to cover sales of the 1,750,000 shares acquired by Capital Z and the 2,250,000 shares which Capital Z would acquire upon exercise of the Option. The Company or its designees have a right to buy the shares covered by those registration rights before Capital Z can sell the shares.

     Also, Mr. Blair and the Company entered into a Stockholders Agreement with Capital Z. The Stockholders Agreement, among other things, provides that:

          (i) the Company will nominate two designees of Capital Z, who are reasonably acceptable to the Company, for election to its Board of Directors;

          (ii) the Company will not reacquire shares of its Common Stock generally to the extent that such acquisition would cause Capital Z's ownership of outstanding shares to exceed 10% and subject Capital Z to possible regulation as a savings and loan holding company; and

          (iii) the Company will propose that stockholders approve certain amendments to its Certificate of Incorporation at the next Annual Meeting of Stockholders. Those amendments would (i) delete the prohibition on stockholder action by written consent, the "Business Combination" section which imposes significant impediments to business combination type transactions involving greater than 10% stockholders which are not approved by the Board of Directors, and the provision which allows the Board of Directors to consider non-stockholder constituencies in evaluating certain transactions; and (ii) reduce from 80% to 66 2/3% the stockholder vote required to remove directors for cause and make certain amendments to the Certificate of Incorporation and Bylaws.

     In addition, Mr. Blair granted Capital Z certain rights to buy shares of Common Stock if Mr. Blair proposed to sell those shares, limited generally to the amount of shares Capital Z purchased and retained, and certain rights to participate in a sale by Mr. Blair of shares of Common Stock.

     For more detailed information regarding these various agreements, see Item
7. The foregoing discussion is qualified in its entirety by reference to the Exhibits.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          A. Amended and Restated Trust Agreement, dated as of February 25, 1999 between Wilmington Trust Company, as the Trustee, and Principal HealthCare, Inc., as the transferor and the initial Holder.

          B. Securities Purchase Agreement between Independent Divestment Trust and Thomas L. Blair

          C.  Stockholders Agreement

          D. Grant of Option by Thomas L. Blair to Capital Z Financial Services Fund II, L.P.

                                   SIGNATURE
                                   ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                    /s/ Thomas L. Blair
                                    ----------------------
                                    Thomas L. Blair

                                    /s/ Alice M. Blair
                                    ----------------------
                                    Alice M. Blair

Date: March 8, 1999